January 22, 2026

Scott Swann
Chief Executive Officer
Rank One Computing Corp dba ROC
1290 Broadway, Suite 1200
Denver, CO 80203

       Re: Rank One Computing Corp dba ROC
           Amendment No. 3 to Registration Statement on Form S-1
           Filed on January 20, 2026
           File No. 333-291913
Dear Scott Swann:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. References to prior comments are to those in our letter dated January 15, 2026.

Amendment No. 3 to Form S-1
Cover Page

1. The legality opinion filed as Exhibit 5.1 indicates that you are registering 3,000,000 shares of common stock, 210,000 warrants and 210,000 shares of common stock underlying the warrants. You disclose on the cover page, however, only that you are registering 3,000,000 shares of common stock. Please revise or advise. Notes to Audited Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-25

2. We note your response to prior comment 1. Please revise your discussion of the stock split here to also clarify that the par value remained at $0.01 pursuant to the intended provisions in Second Amended and Restated Articles of Incorporation. Also, ensure that the audit opinion is properly dated to reflect such change.
 January 22, 2026
Page 2

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Soyoung Lee